

MAIL STOP 3561

February 2, 2010

Mr. Stephen King
Chief Executive Officer
Standard Gold
f/k/a Princeton Acquisitions, Inc.
900 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402-8773

> **Re: Princeton Acquisitions, Inc.**
> **Form 10-K**
> **Filed September 17, 2009**
> **File No. 000-14319**

Dear Mr. King:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed September 17, 2009

1. In future filings, please include the signature of your controller or principal accounting officer, as required by Form 10-K. See Instruction D(2)(b) to Form 10-K.

Form 8-K filed October 5, 2009

2.   We note that you have not filed some of your exhibits in their entirety. For
        instance, we note that Exhibits 4.3 to your Form 8-K makes reference to
        numerous schedules which do not appear to have been filed. Similarly, Exhibits
        4.2, 4.6, 4.7, 10.1, 10.2, and 10.3 have not been filed in their entirety. Please
        confirm that you will file these exhibits in their entirety, including all schedules,
        attachments, appendices, etc., in your next periodic report or advise.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.   Please furnish a cover letter that keys
your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director